Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 27, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: May 27, 2014

Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Xiaojing Li	Ms. Elaine Ketchmere, CFA
Phone: +86-21-51518888 Ext. 2496	Phone: +1-310-528-3031
Email: lixj@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports First Quarter 2014 Financial Results

SHANGHAI, China, May 27, 2014 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Summary Results for the First Quarter of 2014

•	Net revenues were $28.3 million, a decrease of 45.3% from $51.8 million in the first quarter of 2013.

•	Gross profit was $12.2 million, a decrease of 50.5% from $24.7 million in the first quarter of 2013.

•	Gross margin was 43.2%, as compared to 47.8% in the first quarter of 2013.

•	Operating loss was $8.9 million, as compared to $7.8 million in the first quarter of 2013.

•	Net loss attributable to Acorn was $8.3 million, as compared to $6.9 million in the first quarter of 2013.

•	Basic and diluted loss per American Depositary Share (“ADS”, one ADS represents three ordinary shares) was $0.30, as compared to basic and diluted loss per ADS of $0.23 in the first quarter of 2013.

The first quarter of 2014 was marked by a sharp decline in revenue from the Company’s direct TV and other direct sales platforms due to the new regulation limiting the length and frequency of infomercials aired on satellite television channels in China. The Company also experienced slower sales in its Yierjian fitness product line, which has entered into the later stages of its product life cycle, and a continued decrease in mobile phones sales. On the other hand, the Company’s electronic learning products, which are sold primarily through the Company’s nationwide distribution network, posted a fourth consecutive quarter of year-over-year sales growth and accounted for 42.7% of total gross revenues in the first quarter of 2014.

Management continues to draw upon its expertise in media and branding to better position its TV direct sales business under the new regulatory environment. Acorn is testing a new product placement marketing strategy on local television channels. The Company also plans to launch new products in several categories, including kitchen and household products and fashion products. Acorn will continue to enhance its nationwide distribution network for electronic learning products and utilize its other direct sales platforms, especially the e-commerce and catalog businesses, to generate sales and attract new customers. The Company will focus on increasing the efficiency of a more limited media budget while carefully managing operating expenses.

Business Results for the First Quarter of 2014:

•	Sales generated from Acorn’s direct sales platforms, which consist of Acorn’s TV direct sales platform, outbound telemarketing, e-commerce and catalogs, decreased 63.8% in the first quarter of 2014 compared to the first quarter of 2013. The decrease mainly resulted from the new regulation imposed by China’s State Administration of Press, Publication, Radio, Films and Television (the “SAPPRFT”) effective January 1, 2014 that limits the length and frequency of infomercials aired on satellite television channels. This caused a significant reduction in airtime for infomercials promoting Acorn’s products and a corresponding decline in net revenues from the Company’s direct sales platforms.

•	Electronic learning products, which are sold primarily via Acorn’s nationwide distribution network, was the largest product category in the first quarter of 2014, generating revenues of $12.1 million and representing 42.7% of total gross revenues. Increased sales of electronic learning products was primarily due to growing market acceptance of new models incorporating mobile Internet interactive features such as online tutoring services along with enhancements to Acorn’s distribution network. The first quarter of 2014 marked the fourth consecutive quarter of year-over-year sales growth for electronic learning products.

•	Kitchen and household products were the second-largest product category in the first quarter of 2014, generating revenues of $5.1 million and representing 17.8% of total gross revenues. The Company considers this to be a key product category and intends to test new kitchen and household products in 2014.

Financial Results for the First Quarter of 2014:

Total net revenues were $28.3 million, a decrease of 45.3% from $51.8 million in the first quarter of 2013. Direct sales contributed to 50.9%, or $14.4 million, of total net revenues in the first quarter of 2014, representing a 63.8% decrease from $39.9 million in the same period of last year. The decrease in direct sales net revenue was mainly due to the impact of the new regulation imposed by the SAPPRFT.

Distribution sales net revenues increased 16.8% year-over-year to $13.9 million, from $11.9 million in the first quarter of 2013. Sales of electronic learning products, which accounted for 86.4% of distribution sales, increased 28.2% year-over-year. The increase was primarily due to growing market acceptance of the Company’s newer model products which incorporate mobile Internet interactive features such as online tutoring services and enhancements to Acorn’s distribution network.

The table below summarizes the gross revenues of the Company in the first quarters of 2014 and 2013, respectively, broken down by product category:

	2014 Q1	Sales	2013 Q1	Sales
	$‘000%		$‘000%
Electronic learning products	12,118	42.7%	9,507	18.3%
Kitchen and household products	5,055	17.8%	15	0.0%
Collectible products	4,379	15.4%	6,929	13.4%
Health products	2,768	9.8%	2,381	4.6%
Mobile phones	1,640	5.8%	12,061	23.3%
Fitness products	1,159	4.1%	14,687	28.3%
Other products	1,245	4.4%	6,261	12.1%
Total gross revenues	28,364	100.0%	51,841	100.0%

Sales taxes	(33)		(68)
Total net revenues	28,331		51,773

Cost of sales in the first quarter of 2014 was $16.1 million, representing a 40.5% decrease from $27.0 million in the first quarter of 2013, primarily due to the decrease in overall sales.

Gross profit in the first quarter of 2014 was $12.2 million, representing a 50.5% decrease as compared to $24.7 million in the first quarter of 2013. Gross margin was 43.2% in the first quarter of 2014, as compared to 47.8% in the same period of 2013. The decrease in gross margin was primarily due to the larger contribution by electronic learning products, which generally carry lower gross margin, in the product mix.

Advertising expense was $6.0 million in the first quarter of 2014, down 53.9% from $13.1 million in the first quarter of 2013, primarily as a result of less TV air time purchased in the first quarter of 2014. Gross profit over advertising expense, a benchmark Acorn uses to measure return on its multiple sales platforms, was 2.03 in the first quarter of 2014, up from 1.89 in the first quarter of 2013 and also up from 1.64 in the fourth quarter of 2013. The increase was primarily due to the larger contribution of electronic learning products, which are primarily sold through the Company’s distribution network and are not influenced by television advertising significantly, in the product mix.

Other selling and marketing expense was $8.8 million in the first quarter of 2014, down 33.6% from $13.3 million in the first quarter of 2013. The decrease in selling and marketing expense was less than the decrease in total net revenues due to slower deceleration in certain labor costs that are not highly correlated with sales revenue.

General and administrative expense was $7.0 million in the first quarter of 2014, which remained at a similar level as the first quarter of 2013.

Other operating income, net, was $0.7 million in the first quarter of 2014, as compared to $0.8 million in the first quarter of 2013.

The operating loss was $8.9 million, as compared to $7.8 million in the first quarter of 2013.

Other income was $0.7 million, as compared to $0.8 million in the first quarter of 2013.

Share-based compensation was $107,000 in the first quarter of 2014, as compared to $120,809 in the first quarter of 2013.

Income tax expense was $88,199 in the first quarter of 2014 as compared to an income tax benefit of $189,121 in the first quarter of 2013.

Net loss attributable to Acorn was $8.3 million, as compared to $6.9 million in the first quarter of 2013.

Basic and diluted loss per ADS was $0.30 compared to basic and diluted loss per ADS of $0.23 in the first quarter of 2013.

As of March 31, 2014, Acorn’s cash and cash equivalents, with restricted cash, totaled $76.7 million, as compared to $82.9 million as of December 31, 2013. The decrease in the Company’s cash and cash equivalents was primarily due to the losses from operations in the first quarter of 2014.

Business Outlook:

Acorn’s management has been closely monitoring the impact of the new SAPPRFT regulation and is seeking to better position the Company’s TV direct sales business under the new regulatory environment. The Company plans to reduce overall media spending while enhancing media efficiency and placing greater emphasis on local television channels. Acorn is testing a new product placement marketing strategy which pairs a 20-40 minute television program featuring its products with a three-minute infomercial.

Acorn will continue to test new products in several categories, such as kitchen and household products and fashion products. Management will also devote considerable resources to the Company’s e-commerce and catalog platforms to generate sales and attract new customers while carefully managing operating expenses.

Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on May 27, 2014 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer investors’ questions. You may access the live interactive call via:

•	1-877-870-4263 (U.S. Toll Free)

•	1-412-317-0790 (International)

•	1-855-669-9657 (Canada Toll Free)

•	800-905945 (Hong Kong Toll Free)

•	4001-201203 (China South Toll Free)

•	4001-201203 (China North Toll Free)

Please dial in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. ET on June 3, 2014 and may be accessed via:

•	1-877-344-7529 (U.S. Toll Free)

•	1-412-317-0088 (International)

•	Conference number: 10045998

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s unaudited operating results for 2014; Acorn’s ability to realize its planned new product testing, launches and upgrades; Acorn’s expectation regarding growth in customer acceptance and sales of its kitchen and household products and the new electronic learning products with mobile interactive internet features; Acorn’s ability to form and implement business strategies and initiatives in response to the recent SAPPRFT Circular imposing restrictions on TV infomercials including its new product placement marketing strategy; the Company’s ability to improve its e-commerce and catalog sales and expand its nationwide distribution network while controlling relevant operating costs; and the Company’s ability to enhance its media efficiency. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating result to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may result in a material adverse impact on the Company’s results of operations and financial condition.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including SAPPRFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2013 annual report on Form 20-F filed with Securities and Exchange Commission on April 17, 2014. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2013. The Company’s actual results of operations for the first quarter of 2014 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2013	March 31, 2014
Assets
Current assets:
Cash and cash equivalents	82,552,314	66,994,959
Restricted cash	347,718	9,707,254
Accounts receivable, net	6,097,658	7,956,326
Notes receivable	—	240,357
Inventory	16,647,060	13,999,990
Prepaid advertising expenses	3,214,784	3,650,686
Other prepaid expenses and current assets, net	6,901,302	6,837,414
Deferred tax assets, net	847,696	840,090

Total current assets	116,608,532	110,227,076
Prepaid land use right	8,019,857	7,903,748
Property and equipment, net	29,755,082	29,098,223
Acquired intangible assets, net	1,480,363	1,404,939
Investments in affiliates	8,202,374	8,100,884
Restricted cash	9,677,049	—
Other long-term assets	1,610,456	1,272,409

Total assets	175,353,713	158,007,279

Liabilities and equity
Current liabilities:
Accounts payable	13,368,777	10,190,068
Accrued expenses and other current liabilities	13,107,760	10,054,125
Notes payable	1,148,125	—
Income taxes payable	1,308,616	819,985
Deferred revenue	787,273	762,992
Current portion of long-term debt	—	8,456,443

Total current liabilities	29,720,551	30,283,613
Long term debt	8,502,198	—
Deferred tax liability	858,811	851,105

Total liabilities	39,081,560	31,134,718

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	949,372	952,372
Additional paid-in capital	161,499,810	161,603,810
Accumulated deficits	(41,861,680)	(50,203,723)
Accumulated other comprehensive income	35,284,912	34,154,349
Treasury stock, at cost	(20,109,451)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	135,762,963	126,397,357
Non-controlling interests	509,190	475,204

Total equity	136,272,153	126,872,561

Total liabilities and equity	175,353,713	158,007,279

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended March 31
	2013	2014
Net revenues
Direct sales	39,857,334	14,413,992
Distribution sales	11,915,637	13,917,335

Total	51,772,971	28,331,327

Cost of revenues
Direct sales	(18,533,796)	(7,125,798)
Distribution sales	(8,498,181)	(8,964,308)

Total	(27,031,977)	(16,090,106)

Gross profit
Direct sales	21,323,538	7,288,194
Distribution sales	3,417,456	4,953,027

Total	24,740,994	12,241,221

Operating (expenses) income
Advertising expenses	(13,067,128)	(6,020,960)
Other selling and marketing expenses	(13,303,860)	(8,832,945)
General and administrative expenses	(7,006,910)	(6,973,648)
Other operating income, net	845,981	656,493

Total operating expenses	(32,531,917)	(21,171,060)

Loss from operations	(7,790,923)	(8,929,839)
Other income	759,942	684,935

Loss before income taxes, and equity in losses of affiliates	(7,030,981)	(8,244,904)

Income tax (expenses) benefits
Current	189,121	(88,199)
Deferred	—	—

Total income tax (expenses) benefits	189,121	(88,199)

Equity in losses of affiliates	(66,685)	(38,482)

Net loss	(6,908,545)	(8,371,585)

Net loss attributable to noncontrolling interests	42,205	29,542

Net loss attributable to Acorn International, Inc.	(6,866,340)	(8,342,043)

Loss per ADS
Basic	(0.23)	(0.30)
Diluted	(0.23)	(0.30)

Weighted average number of ordinary shares used in calculating loss per ADS (each ADS represents three ordinary shares)
Basic	89,208,413	82,509,791
Diluted	89,215,505	82,509,791

ACORN INTERNATIONAL, INC.

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars)

	3 Months Ended March 31
	2013	2014
	(unaudited)	(unaudited)
Net loss	(6,908,545)	(8,371,585)
Other comprehensive income
Foreign currency translation adjustments	427,465	(1,135,007)

Comprehensive loss	(6,481,080)	(9,506,592)
Comprehensive loss attributable to non-controlling interest	(40,905)	(33,986)

Comprehensive loss attributable to Acorn International, Inc.	(6,440,175)	(9,472,606)